Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Supernova Partners Acquisition Company II, Ltd. (SEC File No.: 001-40140)

Date: October 6, 2021

Rigetti / Supernova II Employee All-hands October 6,2021

Confidentiality and inquiries All information shared today is highly confidential Please direct any external inquiries or press outreach to Taryn, Rick and Lauren As an employee, you are not permitted to trade Supernova II shares

Meeting objectives Understanding the announcement Meet Supernova II What this means for you What happens next Q&A

Rigetti enters a SPAC merger agreement with Supernova II

Michael Clifton CFO, Supernova II

Spencer Rascoff Co-chair, Supernova II

Understanding the announcement What was the process for Rigetti to get here? What is a SPAC? (Special Purpose Acquisition Company) What is a definitive merger agreement? What is a PIPE? (Private Investment in Public Equity) Who are the investors in the PIPE? What is the Trust? What are redemptions? What is the process from here to become a public company? Can you explain the strategic partnerships?

What this means for the business and for you

What will we do with the capital? How much capital will we receive through the transaction? How will these funds be used? What milestones do we hope to achieve with the funding?

How does this impact you? What changes in my day to day job today? Post merger? Will I receive training / education throughout this process? What happens to my equity? What is the value of my equity? Can I trade my equity? Equity follow up: October 27th

This is all great! Can I tell the world?!? Can I share the news with friends, family, and colleagues, tiktok followers? How do I share with our partners / customers? How do I handle inbound inquiries, recruiters, press? Direct all inquiries to Taryn, Rick and Lauren

What will happen next?

Process and training in the coming months Q&A: Schedule meetings with each department to answer questions Transaction process: Investor relations and SEC process Training and education topics: equity, governance, policies, communication

How will we communicate updates The FAQs will be on the wiki and a link shared in the General Slack channel Post a Google Form in Slack for your questions Host a make-up session today at 3:00pm PT for anyone who missed this session

For ongoing Q&A please follow this guidance Who to contact with questions Address questions to Rick Danis / Taryn Naidu / Lauren Rugani Day-to-day impact Reach out to your department leader Use the Google form

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.